Exhibit 11.2

INSIDER TRADING POLICY

General

This Amended and Restated Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of CASI Pharmaceuticals, Inc. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material non-public information about a company from: (i) trading in securities of that company; or (ii) providing material non-public information to other persons who may trade on the basis of that information. Regulators have adopted sophisticated surveillance techniques to identify insider trading transactions, and it is important to the Company to avoid even the appearance of impropriety.

The Company has appointed the General Counsel to monitor and interpret this Policy. The duties of the General Counsel include, but are not limited to, the following:

•	Assisting with implementation of this Policy;
•	Circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
•	Pre-clearing all trading in securities of those persons designated by the General Counsel as being subject to these procedures, and
•	Reviewing and approving any Rule 10b5-1 plans.

Applicability and Certification

This Policy applies to all officers of the Company and its subsidiaries, all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material non-public information. This Policy also applies to Family Members or Controlled Entities as described below.

Except as set forth explicitly below, this Policy applies to any and all transactions in the Company’s securities, including transactions in common stock, options, preferred stock, restricted stock, restricted stock units, and any other type of securities, if any, that the Company may issue. This Policy applies to such securities regardless of whether they are held in a brokerage account, a 401(k) or similar account, or otherwise.

The Company considers strict compliance with this Policy to be a matter of utmost importance. Violation of this Policy could cause extreme reputational damage and possible legal liability to you and the Company. Knowing or willful violations of the letter or spirit of the Policy will be grounds for immediate dismissal from the Company. Violation of the Policy might expose the violator to severer criminal penalties, as well as civil liability to any person harmed by the violation. The monetary damages flowing from a violation could be multiple times the profit realized by the violator, not to mention the attorney’s fees or the persons harmed.

All officers, directors and employees of the Company and its subsidiaries are required to certify to the Company on an annual basis that they have read and agree to abide by this Policy.

Compliance

No director, officer, employee or other contractor or consultant of the Company or any of its subsidiaries (or any other person designated by this Policy or by the General Counsel as subject to this Policy) who is in possession of material non-public information relating to the Company may, directly, or indirectly through Family Members or Controlled Entities as described below:

1.

Engage in transactions in, or enter into a binding securities trading plan in compliance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (a “Rule 10b5-1 Trading Plan”) of Company securities, except as otherwise specified in this Policy;

2.	Recommend the purchase or sale of any Company securities;
3.

Disclose material non-public information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms (regardless of whether or not for any monetary benefit from such tippee), unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

In addition, no director, officer, employee or other contractor or consultant of the Company or any of its subsidiaries (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material non-public information about a company with which the Company does business, including a partner, customer or supplier of the Company, may trade in that company’s securities until the close of business of the second full trading days following the date such information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definition of Material and Non-public Information

Material Information. There is no bright line test for determining whether particular information is material. Such a determination depends on the facts and circumstances unique to each situation, and cannot be made solely based on the potential financial impact of the information. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	Earnings information and quarterly results (or changes to previously released earnings announcements or results);
•	Guidance/statements on earnings estimates (or changes to such estimates);
•	Changes in financial condition or asset value;
•	Mergers, acquisitions, tender offers, joint ventures, collaborations, or changes in assets;
•	New products, contracts with suppliers, or developments regarding customers or suppliers (such as the acquisition or loss of a contract);
•	Strategic plans and product and research development;
•	Acquisition of rights to, or sublicensing of, a new technology, compound or product candidate;
•	Significant results (positive or negative) of clinical or pre-clinical investigations;
•	Government inspections, approvals or other regulatory actions;
•	Significant pricing changes;
•	Actual or threatened major litigation, or a major development in the resolutions of such litigation;
•	Significant changes in control or changes in management;
•	Changes in auditors or auditor notification that the issuer may no longer rely on an audit report;

•	Changes in accounting methods and write-offs;
•	Cybersecurity risks and incidents, including vulnerabilities and breaches;
•	New investments or financings or developments regarding investments or financings, including defaults on borrowings;
•

Events regarding the Company’s securities (such as repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities or information related to any additional funding);

•	Bankruptcies or receiverships; and
•	Regulatory actions or changes in regulations and any analysis of how they affect the Company.

Put simply, if the information could reasonably be expected to affect the price of the Company’s stock, it should be considered material.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a collaboration or introduction of a new product candidate, for example, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a new collaboration, may be material even if the possibility that the event will occur is relatively small.

If you are unsure whether information is material, you should consult the General Counsel before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. As a rule of thumb, you should be able to point to a source reflecting the widespread distribution of the information. In addition, under this Policy, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public. Examples of non-public information may include:

•	information available to a select group of analysts or brokers or institutional investors;

•	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
•

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the General Counsel or assume that the information is “non-public” and treat it as confidential.

Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Other Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

•

Engaging in Short Sales. Short sales of Company securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. For these reasons, short sales of Company securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended prohibits officers and directors from engaging in short sales.

•

Engaging in Derivative Transactions. Given the relatively short term of publicly traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

•

Hedging. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.

•

Trading on Margin or Pledging. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Exceptions

The prohibited activities above do not apply to:

•

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

•	Transactions Pursuant to a Rule 10b5-1 Plan. Purchases or sales made pursuant to a Rule 10b5-1 plan that is adopted and operated in compliance with the terms of this Policy.
•	Transactions with the Company. Other purchases of securities from the Company or sales of securities to the Company are not subject to this Policy.

Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety.

Pre-Clearance Procedures. Each of the Company’s directors, officers, employees, contractors, consultants or their Family Members or Controlled Entities may not engage in any transaction in, or enter into Rule 10b5-1 Trading Plans of, Company securities without first obtaining pre-clearance of the transaction from the General Counsel. A request for pre-clearance should be submitted to the General Counsel at least two business days in advance of the proposed transaction. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks preclearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities, and should not inform any other person of the restriction.

The General Counsel or his or her designee shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

Quarterly Blackout Periods. Each of the Company’s directors, officers, employees, contractors, consultants or their Family Members or Controlled Entities may not conduct any transactions involving the Company’s securities (other than as specified by this Policy) during the period beginning two weeks prior to the closing of each fiscal quarter and ending at the close of business on the second business day following the date the Company’s financial results are publicly disclosed. In other words, these persons may only conduct transactions in, or enter into the Rule 10b5-1Trading Plans of, Company securities during the “window period” beginning on the close of business on the second business day following the public release of the Company’s quarterly earnings and ending two weeks prior to the close of the next fiscal quarter.

Other Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the General Counsel may not conduct any transactions involving Company securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the General Counsel, designated persons should refrain from trading in Company securities even sooner than the typical Blackout Period described above. In that situation, the General Counsel may notify these persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific Blackout Periods or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person.

Rule 10b5-1 Trading Plans

Under Rule 10b5-1 of the Securities Exchange Act of 1934, an individual has an affirmative defense against an allegation of insider trading if he or she demonstrates that the purchase, sale or trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before he or she became aware of material non-public information. Such contracts, irrevocable instructions and plans are commonly referred to as Rule 10b5-1 Trading Plans. Rule 10b5-1 Trading Plans have the obvious advantage of protecting against insider trading liability. However, they also require advance commitments regarding the amounts, prices and timing of purchases or sales of Company securities and thus limit flexibility and discretion. In addition, once a Rule 10b5-1 Trading Plan has been adopted, it is generally not permissible to amend or modify such plan.

Anyone wishing to establish a Rule 10b5-1 plan must first receive approval from the General Counsel or his or her designee. Any request with respect to such Rule 10b5-1 Trading Plan should be submitted to the General Counsel or his or her designee at least five business days prior to the planned effectiveness date of such plan. An individual desiring to enter into a Rule 10b5-1 plan must enter into the plan at a time when he or she is not in possession of any material non-public information about the Company or otherwise subject to a special trading blackout. Accordingly, an individual may only establish a Rule 10b5-1 plan when the Company’s trading window is open, and must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).

Once a Rule 10b5-1 Trading Plan is adopted, one must not exercise any subsequent influence over the amount of securities to be traded, the price at which the securities are to be traded or the date(s) of the trade(s). Notice must be provided to the General Counsel or his or her designee prior to terminating a Trading Plan.

Post-Termination Transactions

This Policy continues to apply to transactions in Company securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not engage in transactions involving Company securities until that information has become public or is no longer material.

Potential Penalties and Disciplinary Actions

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

Any person who violates insider trading laws by engaging in transactions in a Company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided. In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of approximately $2.5 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek a minimum of $2.5 million from a company and/or management and supervisory personnel as control persons.

Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. In addition, if the Company becomes aware of insider trading, it may decide to refer the matter to appropriate law enforcement officials.

Any exceptions to the Policy, if permitted, may only be granted by the General Counsel and must be provided before any activity contrary to the above requirements takes place.

INSIDER TRADING CERTIFICATE OF COMPLIANCE

The undersigned does hereby acknowledge receipt of the Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

(Signature)

Date:
(Please print name)